Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

October 25, 2011

Russell Mancuso Branch Chief U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Selway Capital Acquisition Corporation
Registration Statement on Form S-1
Amended October 11, 2011
Correspondence Dated October 21, 2011
File No. 333-172714

Dear Mr. Mancuso:

On behalf of our client, Selway Capital Acquisition Corporation, a Delaware corporation (the “Company”), we hereby provide responses to comments issued in a letter dated August 25, 2011 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-172714) (the “Registration Statement”) and addressed to Yaron Eitan.  Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 10 to the Registration Statement (the “Amended S-1”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the Amended S-1.

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Russell Mancuso October 25, 2011 Page 2

Risk Factors, page 27

1.
Given your added disclosure that you could delay completing the tender offer or trust liquidation until six months after you complete an acquisition, please provide us your analysis of whether creditors of the acquired business could obtain rights to funds in the trust account during that time. Cite all applicable authority and the specific sections of any relevant exhibits. If creditors could access the trust account, please highlight in your prospectus summary the potential reduction in the funds available to investors, and add a separate risk factor that explains clearly the risks created by this six-month delay.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages [7, 19 and 80], and a new risk factor has been added on page [31], of the Amended S-1.

Exhibit 3.3

2.
If the post-acquisition tender offer is not completed by the 21-month anniversary of the IPO, it is unclear when the trust liquidation would occur. Your revised disclosure on page 6 suggests that the liquidation would occur 21 months after the IPO while the timing portion of the clause you added in Section Fifth (D) of this exhibit does not refer to the 21-month period. Please advise or revise.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to Section Fifth (D) of Exhibit 3.3 to clarify that the Post-acquisition Tender Offer must commence within five business days of the Filing Date (as defined therein), or the earlier of the 6 month anniversary of the closing of the acquisition transaction or the 21 month anniversary of the company’s initial public offering.

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Russell Mancuso October 25, 2011 Page 3

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP